Filed Pursuant to Rule 433

Registration Nos. 333-249906

and 333-249906-02

$1 billion Volkswagen Auto Lease Trust (VWALT) 2022-A (Prime Auto Lease)

Joint Lead Managers : RBC (str), Credit Ag, Mizuho, US Bancorp

Co-Managers : BofA, Citi

CLS	AMT($MM)	WAL	M/F	P-WIN	E-FIN	L-FIN	BENCH#	SPRD	YLD%	CPN%	PRICE
A-1	151.00	0.25	P-1/F1+	1- 6	12/22	06/23	I-CRV	+48	1.721	1.721	100.00000
A-2	385.00	1.15	Aaa/AAA	6-19	01/24	10/24	I-CRV	+75	3.046	3.02	99.99222
A-3	385.00	1.94	Aaa/AAA	19-28	10/24	07/25	I-CRV	+77	3.469	3.44	99.99204
A-4	79.00	2.42	Aaa/AAA	28-30	12/24	01/27	I-CRV	+88	3.686	3.65	99.98138

#	Bloomberg GC I25; “Interpolate Curves”; “Mid YTM”

Expected Pricing : PRICED	Offered Amount : $1 billion
Expected Settle : 06/14/22	Registration : Public/SEC-registered
First Pmt Date : 07/20/22	ERISA Eligible : Yes
Expected Ratings : Moody’s / Fitch	RR Compliance : US-Yes, EU-No
Bloomberg Ticker : VWALT 2022-A	Pricing Speed : 100% PPC to Maturity
Bloomberg SSAP : “VWALT2022A”	Min Denoms : $100k x $1k
Bill & Deliver : RBC

CUSIPs			ISINs
A-1	92868A	AA3	US92868A	AA34
A-2	92868A	AB1	US92868A	AB17
A-3	92868A	AC9	US92868A	AC99
A-4	92868A	AD7	US92868A	AD72

- Available Materials -

Preliminary Prospectus, FWP and Intex CDI (attached)

Deal Roadshow : https://dealroadshow.com; password “VWALT2022A”

Intexnet dealname : “RBCVOLK22A”; password “JXKU”

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-375-6829.